EX 99.1

Velti Completes Acquisition of CASEE and Announces Retirement of Director
SAN FRANCISCO, Jan. 23, 2012 (GLOBE NEWSWIRE) -- Velti plc (Nasdaq:VELT), the leading global provider of mobile marketing and advertising technology, today announced that it has successfully completed the acquisition of the remaining equity ownership interest of the parent company of CASEE.
CASEE is the largest mobile ad exchange and mobile ad network in China and was founded in 2006 by Chief Executive Officer, Xin Ye and a team of successful technology entrepreneurs. Previously, Mr. Ye was founding Chief Technology Officer of Sohu.com, China's leading web portal, as well as Censoft, Microsoft's first joint venture in China. In 2008, Velti acquired 33 percent of CASEE, enabling Velti to execute campaigns for global brands in China, and forming an important piece of Velti's global expansion strategy.
Mr. Ye will continue to lead Velti's efforts in China through CASEE.
Velti paid approximately $8.4 million in cash for the remaining interest in CASEE. In addition, based upon the financial performance of CASEE, Velti may be required to pay total contingent consideration of up to $20.7 million in a mix of cash or shares at Velti's discretion. The contingent consideration is payable in two tranches, between now and mid-2013 following determination of certain financial results of CASEE for its fiscal years ending March 31, 2012 and March 31, 2013.
Retirement of Director
Separately, Velti also announced today that Jerry Goldstein, who has served as a member of the Company's Board of Directors since 2006, is retiring from the Board.
"On behalf of the Board and the Company, I thank Jerry for his many years of distinguished service to Velti and his tireless efforts to help position the Company for success," said Alex Moukas, Chief Executive Officer of Velti. "Jerry has long been a valued advisor to the company, and he will continue to be so in his new capacity as a member of Velti's advisory board."
About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage(TM), allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.
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Contact for Press and Analysts:

Velti plc Wilson W. Cheung Chief Financial Officer wcheung@velti.com
Investor relations contact: ICR IR@velti.com